Bylaws

ARTICLE II

SECTION 2.                   NUMBER AND ELECTION

The Board of Directors shall consist of not less than seven (7) or more than twelve (12) members, as fixed from time to time by resolution of the Board of Directors.  The term of a director shall expire at the next annual meeting after his or her election.  Despite the expiration of a director’s term, each director shall serve until his or her successor shall be elected and qualified.